October 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Jan Woo
Ryan Rohn
Stephen Krikorian

Re:	Joint Stock Company Kaspi.kz
Draft Registration Statement on Form F-1
Confidentially submitted on September 11, 2023
CIK No. 0001985487

Ladies and Gentlemen:

This letter sets forth the responses of Joint Stock Company Kaspi.kz (the “Company”) to the comments contained in your letter, dated October 13, 2023, relating to the Draft Registration Statement on Form F-1, confidentially submitted by the Company on September 11, 2023 (the “Draft Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is submitting confidentially, via EDGAR, Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Draft Registration Statement on Form F-1

Cover Page

1.

Please advise as to why you believe the selling shareholders are not underwriters pursuant to Section 2(a)(11) of the Securities Act. In this regard, we note that each of your selling shareholders is an affiliate and holds a substantial amount of your ordinary shares. Refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that none of the Selling Shareholders should be deemed to be underwriters pursuant to Section 2(a)(11) of the Securities Act.

Under Question 612.09 of the Staff’s Compliance & Disclosure Interpretations for Securities Act Rules (“C&DI 612.09”), in determining whether an offering styled a secondary one is really on behalf of the issuer, consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and whether, under all the circumstances, it appears that the seller is acting as a conduit for the issuer.

October 20, 2023

Each of the Selling Shareholders has maintained its investment in the business of the Company for many years. In addition, none of the Selling Shareholders have purchased any common shares (or global depositary receipts representing common shares (“GDRs”)) from the Company since 2018. In particular:

•

Mr. Vyacheslav Kim has not purchased or otherwise received any common shares or GDRs since 2018. These common shares are now held in the form of GDRs since the Company’s listing on the London Stock Exchange in 2020;

•

Mr. Mikheil Lomtadze has not purchased or otherwise received any common shares or GDRs from the Company, as his entire stake was acquired from other shareholders of the Company. Mr. Lomtadze has held all of his equity interests since 2018, other than 819,672 GDRs (approximately 1.75% of Mr. Lomtadze’s total equity interests as of September 30, 2023) purchased from an existing shareholder on March 5, 2021 and 1,942,836 GDRs (approximately 4.16% of Mr. Lomtadze’s total equity interests as of September 30, 2023) purchased from an existing shareholder on December 22, 2022; and

•	Asia Equity Partners Limited has held all of its equity interests since 2018.

The Company believes that the length of time during which each of the Selling Shareholders has owned its respective GDRs, and the absence of any purchase of common shares or GDRs from the Company by each of the Selling Shareholders since 2018, demonstrate that the Company’s GDRs were not obtained by the Selling Shareholders with a view to distribution by them as underwriters on behalf of the Company. None of the Selling Shareholders is engaged in the business of underwriting securities, and none of the Selling Shareholders is acting on the Company’s behalf with respect to the common shares (to be represented by American depositary shares (“ADSs”)) being registered under the registration statement on Form F-1.

In particular, Asia Equity Partners Limited is an affiliate of the Baring funds, one of the leading private equity investment firms focused on investments in the Commonwealth of Independent States, whose primary business is long-term strategic investments. While the other Selling Shareholders are on the Company’s board of directors (and Mr. Lomtadze is the Company’s chief executive officer), each of the Selling Shareholders are entering into the offering in their personal capacities as long-term investors in the Company and, in assessing whether a selling shareholder is an “underwriter”, according to C&DI 612.09, no single factor alone is determinative.

The Company will not receive any of the proceeds from the sale by the Selling Shareholders of their GDRs (which shall be amended and renamed as ADSs) in the offering. Except for Mr. Lomtadze, the Company does not have any contractual, legal or other relationships with the Selling Shareholders that would control the timing, nature or amount of the offering.

Based on the above and taking into account guidance provided by the Staff in C&DI 612.09, the Company has concluded that none of the Selling Shareholders meets the definition of an “underwriter” pursuant to Section 2(a)(11) of the Securities Act and the sale of the ADSs by the Selling Shareholders does not constitute an indirect primary offering.

October 20, 2023

2.

Please disclose on the cover page that Kazakhstan law prohibits or restricts legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, to own the company’s common shares or exercise voting rights with respect to the ADSs.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect that Kazakhstan law prohibits or restricts legal entities registered in certain jurisdictions, including the U.S. Virgin Islands, Wyoming, Guam, Delaware and the Commonwealth of Puerto Rico, from owning the Company’s common shares or exercising voting rights with respect to the ADSs.

Prospectus Summary, page 1

3.

Please provide the basis for the statements that the company owns “state-of-the art biometrics technology” and that it has created the “most recognized brand in online travel.” To the extent that these statements are limited to a geographic market, please revise.

In response of the Staff’s comment, the Company has revised the disclosure on pages 10, 173 and 187 in respect of its biometrics technology. In addition, the Company has revised the disclosure on pages 15 and 177 to specify that the statement on the most recognized brand in online travel is limited to Kazakhstan.

4.	Please disclose the percentage of revenue from your three business platforms (Payments, Marketplace and Fintech) and clarify that the majority of your revenue is generated from Fintech.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-7, 163, 165 and 168 to disclose the percentage of revenue from its three business platforms (Payments, Marketplace and Fintech) and clarify that the majority of its revenue is generated from Fintech.

5.

You state that any shareholder holding shares through a nominee and whose identity is not disclosed to the Central Securities Depository is not entitled to vote at a meeting of shareholders. You also disclose that any person acquiring 10% or more of your voting shares, or otherwise falling within the definition of an affiliate as provided for in Article 64 of the JSC Law, is considered your affiliate and must disclose its identity and information about its affiliated persons. Disclose in the summary and in the risk factors how this will impact the rights of holders of ADSs and the uncertainties related to their voting rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 48 to describe how the failure by a holder of ADSs holding through a nominee to disclose its identity to the Central Depository will impact the rights of such holder and the uncertainties related to their voting rights.

The Company respectfully advises the Staff that, pursuant to the advice of its Kazakhstan counsel, a failure by a company’s affiliate to disclose its identity and information about its affiliated persons to the company does not affect the voting rights of such affiliates, and the only implication of such failure is that the company itself may face administrative penalties for the failure to provide information on its affiliates or for the provision of inaccurate information on its affiliates.

October 20, 2023

Risk Factors Our business generates and processes a large amount of data..., page 43

6.

You disclose that your business generates and processes a large amount of data. Please revise your disclosure to discuss the general application of the General Data Protection Regulation, or GDPR, to your business as well as any risks related to the applicability of this regulation to your business.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is not subject to the EU General Data Protection Regulation (the “GDPR”) or the equivalent legislation in the United Kingdom (“UK GDPR”). GDPR applies only to entities that: (i) process personal data in the context of an establishment in the European Economic Area (the “EEA”); (ii) offer (i.e., customize or target) goods or services to individuals in the EEA; or (iii) monitor the behavior of individuals in the EEA. The UK GDPR applies functionally identical tests with respect to the UK. The Company, however, has no establishment in the EEA or UK, and it does not target or customize any goods or services to individuals located in the EEA or UK, nor does it monitor the behavior of such individuals. Rather, its services are directed only to individuals in Kazakhstan, Azerbaijan, Ukraine and Uzbekistan. For the avoidance of doubt, any listing of any securities on exchanges in the EEA or the UK does not cause the GDPR or the UK GDPR to apply to the Company.

The Issuer is a holding company and, as such, we depend on our subsidiaries for cash..., page 62

7.

We note that your disclosure that your subsidiaries’ ability to distribute cash to you may be subject to, among other things, restrictions that may be contained in your subsidiary agreements. Please expand your disclosure on the nature of such restrictions.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 to revise the disclosure regarding restrictions relating to the ability of its subsidiaries to distribute cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

8.	Please provide your critical accounting policies. Refer to Item 303(3) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that its significant accounting policies and critical accounting estimates are disclosed in note 3 to its unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 and note 3 to its audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in the prospectus (as also noted on page 133).

Under Item 5.E of Form 20-F (as revised by SEC Final Rule Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, effective on February 10, 2021), a registrant that does not apply in its primary financial statements IFRS as issued by the IASB must discuss information about its critical accounting estimates. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements. The Company applies IFRS as issued by the IASB and, therefore, is not required to disclose its critical accounting estimates in management’s discussion and analysis of the Company’s financial condition and results of operations in addition to those critical accounting estimates that are already disclosed in its financial statements included in the prospectus.

October 20, 2023

Years Ended December 31, 2022 and 2021, page 110

9.

Expand your discussion for each of your Segments’ change in Revenue to identify and quantify the significant factors for the increases in revenue period over period. Your current presentation does not appear to fully explain the factors for the increases. Refer to Item 303(2) of Regulation S-K. Similar concerns apply to your discussion of changes in Segment revenue for the six months ended June 30, 2023 and 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108-110 and 113-115 to further identify and quantify the significant factors for changes in its segment revenue for the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022.

Liquidity and Capital Resources Cash Flows, page 119

10.

We note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121-122 to describe the material changes in the Company’s net cash inflows from operating activities during the periods presented.

Business, page 157

11.	Please include here a breakdown of total revenues by geographic market for each of the last three financial years in line with Item 4.B.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 to provide a breakdown of total revenues by geographic market for each of the last three financial years.

Employees, page 189

12.	We note that you have operations in Ukraine and Azerbaijan in addition to Kazakhstan. Please disclose here the geographic location of employees as required by Item 6.D. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 191 to provide the geographical location of its employees.

October 20, 2023

Management Executive Officer and Director Compensation, page 213

13.

Please provide the compensation information on an individual basis as required by Item 6.B of Form 20-F or tell us why individualized information is not required. As part of your response, address whether compensation information on an individual basis is publicly available elsewhere.

In response to the Staff’s comment, the Company respectfully advises the Staff that, pursuant to Item 6.B.1 of Form 20-F, disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company. The Company respectfully advises the Staff that, pursuant to the advice of its Kazakhstan counsel, disclosure of compensation information on an individual basis is not required in Kazakhstan, the Company’s home country. In addition, the Company confirms it has not made such individual disclosure of compensation information publicly available elsewhere.

Related Party Transactions, page 219

14.

You state that since January 1, 2020, Kaspi Bank has issued loans in the form of Kaspi Red to one of your executive officers and BNPL and car loans to your key management personnel. Please identify the executive officer and key management personnel and the amount of the loans that were issued and currently outstanding. Tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan to the executive officer.

In response to the Staff’s comment, the Company has revised the disclosure on page 222 to identify the executive officer who was issued loans in the form of Kaspi Red, indicate the amounts outstanding as of June 30, 2023 and December 31, 2022, 2021 and 2020 and note that these loans had been fully repaid as of the date of Amendment No. 1. The Company has further revised its disclosure to delete references to BNPL and car loans issued to its key management personnel, defined by the Company as its executive officers (comprised of members of the Company’s management board) and directors, as no such loans were issued since January 1, 2020.

In addition, as the Company’s executive officers may from time to time test the functionality of the Company’s Fintech products, the Company intends to rely on the foreign bank exemption from the insider lending prohibition under Section 13(k) of the Exchange Act provided by Rule 13k-1 under the Exchange Act. Under Rule 13k-1, an issuer that is the parent of a foreign bank is exempt from the prohibition of extending, maintaining, arranging for, or renewing credit in the form of a personal loan to or for any of its directors or executive officers under Section 13(k) of the Exchange Act with respect to any such loan made by the foreign bank as long as:

•	the laws or regulations of the foreign bank’s home jurisdiction require the bank to insure its deposits or be subject to a deposit guarantee or protection scheme; and

•

the loan by the foreign bank to any of its directors or executive officers or those of its parent or other affiliate is on substantially the same terms as those prevailing at the time for comparable transactions by the foreign bank with other persons who are not executive officers, directors or employees of the foreign bank, its parent or other affiliate.

The Company respectfully advises the Staff that Kaspi Bank is subject to a deposit guarantee scheme in Kazakhstan and Kazakhstan law requires loans by Kaspi Bank or the Company to the Company’s executive officers be provided on substantially the same terms as those prevailing at the time for comparable transactions by Kaspi Bank with any other person (unsecured loans should not exceed certain thresholds established by the regulator, and for secured loans, the security should satisfy the requirements established by the regulator).

October 20, 2023

Notes to Consolidated Financial Statements, page F-40

15.

We note your disclosures on page 17 that you have operations in other countries such as Ukraine, Azerbaijan, and Uzbekistan. Please separately disclose revenue attributed to customers in Kazakhstan from revenue generated in foreign countries. In addition, separately disclose non-current assets between those located in Kazakhstan and other foreign countries. Refer to IFRS 8.33(a)-(b).

In response to the Staff’s comment, the Company has revised the disclosure on page 160 to provide revenue and non-current assets by country.

The Company respectfully advises the Staff that it has concluded that such disclosures are not material to the financial statements because substantially all of the Company’s revenue is generated in Kazakhstan and substantially all of the Company’s non-current assets are located in Kazakhstan. The amounts of revenue and non-current assets generated or located in other countries are, individually and in aggregate, quantitatively and qualitatively immaterial, as set out in the revised disclosure on page 160.

The Company has concluded that the omission of this information from the financial statements is appropriate based on paragraph 31 of IAS 1 Presentation of Financial Statements (“IAS 1”), which sets out, in part: “Some IFRSs specify information that is required to be included in the financial statements, which include the notes. An entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material. This is the case even if the IFRS contains a list of specific requirements or describes them as minimum requirements. (…)”

16.

We note your disclosure on page 111 that you made a 10,000 million contribution in 2022 to the public fund “Kazakhstan Halkyna”. Provide footnote disclosure to explain the nature of this fund and the requirement to make the payment. Tell us why you recorded this payment as a Sales and marketing expense instead of a general and administrative expense.

In response to the Staff’s comment, the Company has added disclosure of the nature of the public fund “Kazakhstan Halkyna” on page 112. Such disclosure is also provided on page 55. This fund was established in January 2022 to support citizens of Kazakhstan in the fields of healthcare and education and to provide other social support. The Company respectfully advises the Staff that it considers all sponsorship and charitable contributions made as part of its brand promotion activities and its payment to this fund were made with that purpose. Therefore, the Company classifies such expenses as sales and marketing expenses.

In reaching this conclusion, the Company has considered that paragraph 103 of IAS 1 does not require the presentation of “sales and marketing expenses” and only requires the presentation of “administrative expenses.” Therefore, the Company considers that “sales and marketing expenses” is a breakdown from “administrative expenses.” The Company included this breakdown in its statement of profit or loss because it believes that such information is useful to investors to understand what the management considers brand promotion and, therefore, “sales and marketing expenses.” The Company has concluded this presentation and classification is allowed by paragraph 85 of IAS 1, which requires companies to present additional lines if “(…) such presentation is relevant to an understanding of the entity’s financial performance.”

In addition, the Company respectfully advises the Staff that it has concluded the amount of the ₸10,000 million contribution is immaterial to its consolidated financial statements as it represents 1.8% of total costs and operating expenses and 1.4% of net income before tax for the year ended December 31, 2022.

October 20, 2023

Note 3. Significant accounting policies, page F-43

17.	We note your customer accounts represent the majority of your total liabilities. Disclose your accounting policy for customer accounts, including accrued interest.

In response to the Staff’s comment, the Company respectfully advises the Staff that note 3 to the Company’s consolidated financial statements on page F-54 discloses its accounting policy for customer accounts as part of financial liabilities, as well as the related application of the effective interest rate method. Therefore, the Company has concluded that no further disclosures are necessary.

Revenue recognition, page F-55

18.

We note your chart on page 4 shows the various products and services that you currently offer. Expand your revenue recognition policy to disclose more specifically your recognition policy for all of your significant products and services. Refer to paragraphs 110 to 129 of IFRS 15. Ensure that your disclosures address Steps 1 through 5 in recognizing revenue under IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in note 3 to the financial statements on pages F-55 and F-56 to include the names of the Company’s significant Marketplace products and services (including m-Commerce, e-Commerce, Travel and Advertising), Payments products and services and Fintech products and services in its revenue recognition policy.

19.

Please clarify your disclosure related to the recognition of fees. You state that banking service fees are recognized over a period in which the related services are provided, typically monthly. Please explain how you determined the contract duration for such services. Explain whether the service fees are considered variable consideration. Please advise or revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that banking service fees are paid under banking service agreements and are not considered variable consideration under IFRS 15.50, as these fees do not include a variable amount. Banking service fees are paid by Fintech consumers on a monthly basis at fixed rates set out in banking service agreements until the termination of the banking service agreement. Under the banking service agreements, the Company provides all services to the consumer during the monthly period, as described in note 3 to the consolidated financial statements on page F-55 and does not include a separate transaction fee per service.

20.

Please clarify your disclosures to address whether your key services, including payments, marketplace, financial services, travel, grocery, or classifieds are recognized on a gross or net basis. Provide your accounting analysis that supports your conclusion for each of those services. Additionally, your disclosure should include how you are estimating and allocating the transaction price to the performance in satisfying your obligations to your customers. Refer to paragraphs 84 to 86 of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in note 3 to the consolidated financial statements on pages F-55 and F-56.

October 20, 2023

21.

We note you refer to Membership fee revenue. Please explain in greater detail the nature of this revenue (e.g., the nature of the goods or services that the entity has promised to transfer). In this regard, we note that you do not discuss Membership fee revenue in your Overview of your business or discussion of your Segments on pages 90 through 99. Please ensure that your disclosures comply with the requirements outlined in paragraph 119 of IFRS 15.

In response to the Staff’s comment, the Company respectfully advises the Staff of the Company’s response to comment 18, which explains all services and products and includes a reference to notes in the Company’s consolidated financial statements for revenue recognition of membership fee revenue.

22.

Expand your revenue recognition policy to disclose when you utilized significant judgment in determining which of your products and services are recognized on a gross versus net basis. Refer to paragraph 123 of IFRS 15. Further tell us and expand your disclosures to explain how you made these determinations. Refer to paragraphs B34 and B34A of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in note 3 to the consolidated financial statements on pages F-55 and F-56.

23.

Please clarify in detail how your accounting for Rewards program complies with IFRS 15. In this regard, tell us whether the bonuses accumulated represent a material right. Refer to paragraph B40 of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 and F-57. The Company respectfully advises the Staff that cashback bonuses paid or payable to retail customers under its rewards program are treated as consideration payable to a customer under IFRS 15.70 and accounted for as a reduction to the transaction price and, therefore, to revenue, and do not give rise to future material rights.

The purpose of the Company’s rewards program is to promote the use of the Kaspi.kz Super App by its retail customers. The Company evaluated the features of its rewards program and determined that, due to the nature of use of cashback bonuses under the rewards program, it does not include an option for retail customers to obtain any additional distinct goods or services from the Company in the future, as required under paragraph B40 of IFRS 15. The accumulated cashback bonuses under the rewards program can be spent on purchases of goods and services from third parties through the Kaspi.kz Super App. Therefore, the quantity of goods or services to be purchased from the Company are not fixed when the Company pays bonuses to retail customers, and, as such, these cashback bonuses would be treated as consideration payable to a customer under IFRS 15.70. The unused amount of cashback bonuses provided to the customers are accounted for as a contract liability and all rewards would be a reduction to the transaction price.

Note 4. Revenue, page F-60

24.

Tell us your consideration to provide a disaggregation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time. Refer to paragraph 114 and B89 of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in note 4 to the consolidated financial statements on pages F-12 and F-61 to provide a disaggregation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time.

October 20, 2023

Note 12. Loans to customers, page F-70

25.

We note Loans to customers represents 62% of your total assets on December 31, 2022. Further, we note your chart on page 160 that shows you offer consumer loans, BNPL, merchant financing, and car financing within your Fintech platform. Indicate whether management separately evaluates credit risk based on these categories or geographic regions. In addition, if past due information is the only borrower-specific information available and an entity uses past due information to assess whether credit risk has increased significantly since initial recognition, tell us what consideration you gave to providing an aging schedule for loans to customers. Refer to paragraph B8H and B8I of IFRS 7.

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Paragraph B8H of IFRS 7

As set out on page 7, key services in the Company’s Fintech Platform include buy-now-pay-later (BNPL), general purpose loans, car finance and merchant and micro business finance. The term “consumer loans” is a generalization of certain key services in the Company’s Fintech Platform, as set out on page 12 (“Consumer loans, which consists of loans to individuals, including general-purpose loans, BNPL, car loans, revolving loans (including overdraft or credit card) and other types of consumer finance instruments, and excludes mortgages and loans to individual entrepreneurs for business activities.”)

As set out on page 33, the Company’s credit risk exposure arises primarily from its consumer finance, merchant finance and micro finance businesses through its Fintech Platform. To manage credit risk during loan origination, the Company centralized all processes related to decision-making, verification and accounting through its headquarters. The Company has developed an automated, centralized and big data-driven proprietary loan approval process that enables it to make instant credit decisions.

The unification of borrower credit risk assessment provides homogeneity of credit risk for each product group within the Company’s Fintech Platform. Given the relatively limited proportion of merchant finance and micro businesses finance portfolio in the Company’s total gross loans (as presented in the table below), the separate disclosure of this sub-portfolio (merchant and micro business finance) does not represent a material disclosure of information on significant concentration of credit risk as provided by paragraph B8H of IFRS 7.

The Company confirms that its management does not evaluate credit risk based on the geographical regions, as all loans were issued to the customers in one geographic area, Kazakhstan.

Share of merchant and micro businesses finance loans in total gross loans

	As of December 31,
(₸ million)	2020	2021	2022
Total gross loans	1,526,443	2,573,153	3,369,512
- of which merchant finance and micro businesses finance	20,955	135,439	287,037
Share of merchant finance and micro businesses finance	1.4%	5.3%	8.5%

October 20, 2023

Paragraph B8I of IFRS 7

When the Company assesses whether credit risk has increased significantly since initial recognition, past due information is not the only borrower-specific information that is available. Along with past due information, the Company also assesses a loan’s restructuring status. More specifically, loans after restructuring are classified to credit-impaired category (Stage 3) for at least one year since the date of restructuring until they meet the cure criteria (the loan is no longer in default and no other indicators of default were present for a 12-month period as disclosed in note 3 to the consolidated financial statements), loans are transferred to Stage 2 for the six-month period. On that basis, the Company believes that the disclosure requirements of paragraph B8I of IFRS 7 are not applicable to the Company’s loans.

26.

Please clarify why you extended the write off criteria by increasing it from 761 days to 1,080 days. In addition, tell us why the allowance is below the gross loans for those loans that continue to be recognized. Further, explain how you identify NPL for restructuring by providing an interest free extended repayment schedule. Please clarify if the difference between the amount that was restructured during the year, the amounts collected, and the gross carry amount classified as Stage 3 is a result of write offs. Confirm whether the restructured NPL outstanding amount as of the year end is classified as Stage 3.

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Change in Write-off Criteria

On a regular basis, the Company’s management evaluates the number of days past due in assessing whether there are no reasonable expectations of recovering the loans. During the year, the management’s evaluation indicated that the Company had recovered a high level of amounts previously written-off and, therefore, the Company’s management reassessed the appropriateness of the number of days past due criteria used to determine the point of write-off. The change in write-off criteria was driven by improved collection results and higher recoveries of loans previously written off. The change in the write-off estimate is applied prospectively and does not result in a re-recognition of loans previously written off.

October 20, 2023

NPL Identification for Restructured Loans

As disclosed in note 3 to the consolidated financial statements, the Company restructures loans of the defaulted borrowers by providing an interest-free extended schedule. All loans that are past due for more than 90 days are classified to credit-impaired category under IFRS (Stage 3). NPLs that were restructured remain as credit-impaired under IFRS (Stage 3 or POCI). Credit-impaired restructured loans are classified as Stage 3 until they meet the cure criteria (the loan is no longer in default and no other indicators of default were present for a 12-month period) as disclosed in note 3 to the consolidated financial statements (Significant accounting policies—Restructuring of loans to customers on page F-58). The definition of NPLs in the Company’s consolidated financial statements is used only for loans with principal or accrued interest past due for more than 90 days. For the avoidance of doubt, restructured loans that are not past due for more than 90 days after the restructuring date are not necessarily disclosed as NPLs because they are performing in line with the restructured terms, but these restructured loans are still disclosed as Stage 3 until the cure criteria are met or as POCI.

Difference between the amount that was restructured during the year, the amounts collected, and the gross carry amount

In the following table below, the Company provides the reconciliation of the amount that was restructured during the year, the amounts collected, the amounts of loans written off and the remaining gross carrying amount of loans classified as Stage 3 or POCI.

(in ₸ million)	For the year ended December 31, 2022
NPLs restructured during the year	55,190
NPLs restructured and collected during the year	(5,951)
NPLs restructured and written off during the year	(21,951)
Gross carry amount of restructured NPLs classified as Stage 3 or POCI	27,288

The Company confirms that restructured NPLs were classified as Stage 3 loans or as POCI loans as of the year end.

27.

Tell us what consideration you gave to disclosing maturity analyses for the loans to customers that show their remaining contractual maturities. Refer to paragraph B11C of IFRS 7. Please advise or revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the maturity analysis for the loans to customers that shows their remaining contractual maturities is disclosed in note 26 to the consolidated financial statements on pages F-94 and F-95.

Note 21. Share-based compensation, page F-78

28.	Expand your footnote disclosure to provide the inputs used in the measurement of the fair values at grant date. Refer to IFRS 2.47.

In response to the Staff’s comment, the Company respectfully advises the Staff that, although the Company has concluded that these disclosures are immaterial, given the quantitative impact of its stock option expense and the sensitivity of that amount to reasonably possible changes in the relevant inputs, the Company has revised the disclosure on pages F-26 and F-79 to include the information on the inputs used in the measurement of the fair values at grant date.

October 20, 2023

The Company respectfully advises the Staff that it has concluded that the inclusion of this table in the financial statements does not represent a material change given the immaterial impact of reasonably possible changes of a 1% change in expected volatility, a 1% change in risk free rate and a 1% change in dividend yield as indicated in the table below:

Year ended December 31,	Share-Based Compensation Reserve (₸ million)	Share-Based Compensation Reserve (per sensitivity analysis) (₸ million)	Impact (₸ million)
2020	8,788	8,725	63
2021	19,631	19,327	304
2022	19,984	19,919	65

Exhibits

29.	Please file the related party agreements with Kolesa and Magnum or tell us why they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 to include the agreements related to the acquisition of Kolesa and investment in Magnum E-commerce Kazakhstan in the exhibit index. The Company respectfully advises the Staff that other related party agreements with Kolesa and Magnum set out in the Related Party Transactions section were made in the ordinary course of the Company’s business or are immaterial in amount or significance, and are not within the categories of contracts otherwise requiring disclosure as material contracts under Item 601(b)(10) of Regulation S-K.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9140 or by email (nppellicani@debevoise.com).

Very truly yours,

/s/ Nicholas P. Pellicani

Nicholas P. Pellicani

cc:	Mikheil Lomtadze, Chief Executive Officer, Joint Stock Company Kaspi.kz

Tengiz Mosidze, Chief Financial Officer, Joint Stock Company Kaspi.kz

James C. Scoville, Debevoise & Plimpton LLP

Alan Kartashkin, Debevoise & Plimpton LLP

Darina Kogan-Bellamy, White & Case LLP

Bree Peterson, White & Case LLP